

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via E-mail
Mr. Nathan Miller, Co-Manager
Paramount Auto Funding, LLC
311 S. State Street, Suite 380
Salt Lake City, Utah 84111

> **Re: Paramount Auto Funding, LLC**
> **Offering Statement on Form 1-A**
> **Filed June 16, 2011**
> **File No. 024-10298**

Dear Mr. Miller:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard we note the following:

- Part F/S of Form 1-A requires two years of annual financial statements and you have provided only one year of annual financial statements. Revise the Form 1-A to provide annual financial statements for the year ended December 31, 2009 along with a set of explanatory footnotes. In addition, please provide footnotes for the 2010 annual financial statements and the 2011 interim financial statements.

- We note that you propose an offering of up to $10,000,000, not to exceed $5,000,000 in any 12 month period. Please explain to us why you believe Regulation A is available. In this regard, we note that Rule 251(b) limits the aggregate offering price to $5,000,000.

If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Erin Wilson at (202) 551-6047 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director